UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2021

Commission File Number 000-49843

ALTERITY THERAPEUTICS LIMITED

(Name of Registrant)

LEVEL 3, 460 BOURKE STREET, MELBOURNE, VIC 3000, AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

This Form 6-K is not being incorporated by reference into the Registrant’s Registration Statements on Form S-8 (Files No. 333-251073, 333-248980 and 333-228671) and our Registration Statements on Form F-3 (Files No. 333-251647, 333-249311, 333-231417 and 333-250076).

ALTERITY THERAPEUTICS LIMITED

(a development stage enterprise)

The following exhibits are submitted:

99.1	Appendix 4D Interim Financial Report for the half-year ended 31 December 2020

99.2	Operating and Financial Review and Prospects for the Six Months ended December 31, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alterity Therapeutics Limited

/s/ Geoffrey P. Kempler
By: Geoffrey P. Kempler
Chairman

Date: February 25, 2021

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